Anthony R. Paesano apaesano@paalawfirm.com 7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 www.paalawfirm.com T 248.792.6886 F 248.792.6885

September 14, 2015

FILED ON EDGAR
Coy Garrison
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: AMERICAN HOUSING TRUST, INC.
CURRENT REPORT ON FORM 8-K
FILED AUGUST 17, 2015
FILE NO. 333-150548

Dear Mr. Garrison:

    This letter is in response to your August 5, 2015 comment letter to Sean Zarinegar, Chief Executive Officer and President for American Housing Income Trust, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Zarinegar in the ordinary course, and please feel free to contact me with any follow up questions or comments.

General

1.    We note your response to comment 1 of our letter dated August 5, 2015 and your current portfolio data in Exhibit 10.1. We also note that statement in Exhibit 10.1 that the "preceding information is based on hypothetical examples." Please revise your disclosure to clarify what data in the spreadsheet is based on hypothetical examples. Please also revise your disclosure to indicate the occupancy of your current properties and the extent to which the monthly rent column accurately discloses the amount of the monthly rent you are receiving for each property. Finally, please confirm that, in future Exchange Act periodic reports, you will provide a summary of your actual portfolio data as of the end of the applicable reporting period in the body of the filing.

Response: The hypothetical examples related to valuations of the properties set forth on the exhibit. The Company will amend its filing to exclude any reference to hypothetical examples (see enclosed). The Company's amended filing will also be revised to reflect the occupancy of the Company's current properties in its portfolio and the amount of monthly rental income generated from those properties. The Company confirms that in future Exchange Act periodic reports that it will provide a summary of its actual portfolio data as of the end of the applicable reporting period in the body of the filing.

Very truly yours,
PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Sean Zarinegar
Sean Zarinegar
Chairman of the Board
Chief Executive Officer